December 22, 2006

Mr. Joe Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C.  20549-3561

Re:          Station Casinos, Inc.
File No. 0-21640
Form 10-K:  For the Year Ended December 31, 2005

Dear Mr. Foti:

We have received and reviewed the comments in the letter of the United States Securities and Exchange Commission staff (the “Staff”) dated December 5, 2006.  The purpose of this letter is to provide our response to those comments.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response.

Form 10-K:  For the Year Ended December 31, 2005

MD&A — Operating Income / Operating Margin, page 33

1.        Reference is made to the non-GAAP disclosure of operating income, excluding certain charges / credits and its related non-GAAP operating margin amounts thereto.  In this regard, you should not adjust a performance measure when the nature of the charge or credit is reasonably likely to occur within two years or there was a similar item within the prior two years under the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K.

In reviewing the tabular disclosures of similar information that you have made in your Form 10-Ks filed since fiscal 2002, we note you have reported similar items in multiple periods (e.g. impairment loss, preopening expense, gain on sales of properties, etc.).  Therefore, it appears unreasonable to conclude that the nature of the charges / credits is not reasonably likely to recur within the specified time

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December 18, 2006

periods.  Furthermore, the purpose and use of these non-GAAP amounts would not appear to be justifiable, even if such specified time periods were met.  As such, it appears you should delete these non-GAAP operating income and related margins amounts from your disclosures, respectively.  However, we encourage you to highlight, discuss and analyze both recurring and non-recurring items in MD&A without eliminating or adjusting a GAAP performance measure in connection with a non-GAAP financial measure.  Please advise and revise accordingly.

Response

In future filings we will eliminate the tabular disclosures on the certain charges/credits.

Consolidated Balance Sheet, page 55

2.        We note the asset, “Advances to Tribes,” has materially increased from approximately $50 million to $165 million from the end of fiscal 2004 to fiscal 2005.  In addition, the asset increased to approximately $179 million as of the latest interim period (September 30, 2006) and you revised the balance sheet caption for this asset to “Native American Development Costs.”  Although you include disclosure in note 10 (Commitments and Contingencies) discussing the nature and amounts advanced toward the various Native American tribes, it appears you have not provided disclosure of a significant accounting policy herein or note 1 for your recognition, measurement and evaluation of impairment of this asset.

Please tell us and provide a significant accounting policy with robust disclosure specifically addressing all factors management uses in evaluating impairment for this asset as well as the GAAP methodology used in this assessment.  Please include the timing on how often this assessment is made.  We also note that certain payments have been expensed in development costs as incurred.  Therefore, your significant accounting policy should also clearly distinguish how you identify and recognize payment amounts as capitalized assets compared to expensing such payments as incurred, with the appropriate GAAP literature supporting the treatment, accordingly.

Response

As discussed in note 10  to our financial statements, we incur certain costs associated with certain development and management agreements entered into with certain Native American Tribes, (the “Tribes”), whereby we assist the Tribes with the identification, entitlement, development and operation of gaming properties. These costs consist of pre-acquisition costs, land and project costs and advances to the

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December 18, 2006

Tribes.  Funds advanced by us are expected to be repaid at the time the project is financed by a third party or from the operations of the gaming facility. In accordance with FAS 67: “Accounting for Costs and Initial Rental Operations of Real Estate Projects” (“FAS 67”), paragraph 4, these costs are capitalized to long-term assets.  As these costs are reimbursable from the Tribes they are capitalized to the project.

Land and project costs represent land and other costs clearly associated with the acquisition, development, and construction of the gaming facility itself.  Some of these costs are incurred prior to contributing the land into the federally approved trust and some of these costs are incurred after the land is contributed into the trust.  In accordance with FAS 67, paragraph 7, these costs are also capitalized to the project.

Advances to the Tribes represent amounts advanced to the Tribes to be used to set up the appropriate infrastructure to operate the gaming facility.  The advances are used by the Tribes for legal and other costs and must be repaid and thus are also capitalized to the project.  We apply the provisions of SOP 98-5 in determining the proper classification of reimbursable costs.

All of these reimbursable costs are, in effect, an investment in a long-term contract to develop real estate, that once complete, will be transferred to the Tribes for operation.  In other words, the transaction is a real estate transaction with continuing involvement.  In accordance with FAS 67, paragraph 4, these costs are capitalized to long-term assets and reported as “Native American Development Costs” on our balance sheet.

Non-reimbursable payments made to the Tribes represent agreed upon payments made to the Tribes for various reasons including the milestone payments disclosed in our filings and are not required to be repaid regardless of the outcome of the development and management agreement.  Such costs add no value to the development process and in accordance with SOP 98-5; such non-reimbursable payments are expensed as incurred.

We disclose the nature of the Native American Development Costs and the non-reimbursable payments made to the Tribes in various disclosures within our financial statements.  Our accounting policies with respect to capitalizing development costs associated with our Native American Development Agreements are consistent with all of our development projects and are disclosed in note 1 to the financial statements under the captions “Property and Equipment”, “Capitalization of Interest” and “Pre-opening Costs”.  Note 1 also discloses the Company’s policy for measuring and recording impairment in accordance with FAS 144: “Accounting for Impairment or Disposal of Long-Lived Assets” (“FAS 144”) under the caption “Property and Equipment”.    As disclosed in the last paragraph in note 4 to our financial statements, we incur significant development risk with respect to all of our development projects.  Accordingly, on a quarterly basis, we review the other long term assets associated with the Native American Development Costs for impairment in accordance with FAS 144

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December 18, 2006

and if an indicator of impairment exists we will determine if the undiscounted cash flows are less than the book value of the assets.  If the undiscounted cash flows are less than the book value of the assets we will write the assets associated with the project down to their fair market value.  Each quarter we review to determine if there have been any changes in events or circumstances such as an adverse change in legal factors or in the business climate related to these Native American Development projects.

In order to more clearly disclose our recognition, measurement and evaluation of impairment of our Native American Development Costs, we will add the following additional accounting policy to Note 1 to our financial statements and as a critical accounting policy to our Form 10-K for the year ended December 31, 2006:

“Native American Development Costs:

The Company incurs certain costs associated with development and management agreements entered into with Native American Tribes. In accordance with FAS 67: “Accounting for Costs and Initial Rental Operations of Real Estate Projects”, (“FAS 67”) these costs, for the acquisition and related development of the land and the casino facilities are capitalized as long term assets until such time as the assets are transferred to the Tribe at which time a long term receivable is recognized.

In accordance with FAS 34: “Capitalization of Interest Costs”, the company capitalizes interest to the project once a “Notice of Intent” (or the equivalent), issued by the U.S. Department of  Interior, to transfer the land into trust, signifying that activities have begun to get the asset ready for its intended use are in progress.

The Company earns a return on the costs incurred for the acquisition and development of the projects based upon the costs incurred over the development period of the project.  In accordance with FAS 66, “Accounting for Sales of Real Estate”, the Company recognizes the return when the facility is complete and collectability of the receivable is assured.  Due to the uncertainty surrounding the estimated cost to complete and the collectability of the stated return, the Company defers the return until the gaming facility is complete and transferred to the Tribe and the resulting receivable has been repaid.  Repayment of the resulting advances would be from a refinancing by the Tribe or from the cash flow from the gaming facility or both.

On a quarterly basis, the Company evaluates the Native American Development Costs for impairment in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company reviews the Native American Costs for impairment whenever indicators of impairment exist.  If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying amount of the asset.  If the undiscounted cash flows exceed the carrying value, no impairment is indicated.  If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying amount, with fair value

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December 18, 2006

typically based on a discounted cash flow model.  The consolidated financial statements reflect all adjustments required by SFAS No. 144 as of December 31, 2005.”

Attached is a statement from the Company acknowledging the items requested in your letter.

If I can be of any assistance to you or should you have any questions, please don’t hesitate to contact me at (702) 495-4242 or contact Tom Friel, our Vice President of Finance/Controller at (702) 495-4210.

Sincerely,

/s/ Glenn C. Christenson

Glenn C. Christenson
Executive Vice President,
Chief Financial Officer and
Chief Administrative Officer

Attachment

cc:            Peter Zofrea, Ernst & Young LLP
Ken Baronsky, Milbank Tweed Hadley & McCloy

The undersigned, on behalf of Station Casinos, Inc., acknowledges:

•                  Station Casinos, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•                  Comments by the Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

/s/ Glenn C. Christenson

Glenn C. Christenson
Executive Vice President,
Chief Financial Officer and
Chief Administrative Officer